SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR October 20, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

99.1                                Directorate Change






20 October 2003

                    Allied Domecq PLC - Board Changes



The Board of Allied Domecq PLC announces the following Board changes: -


David Malpas retires today as a non-executive director. He is succeeded in his role as chairman of the remuneration committee by Donald Brydon, the Board's senior independent non-executive director.


Paul Adams and John Rishton are appointed as non-executive directors with effect from 5 December 2003.


Paul Adams (50) is Managing Director of British American Tobacco p.l.c.; a post he has held since January 2002. Prior to his present role, Paul has held senior positions with BAT in Europe and Asia Pacific and as European Vice President of Marketing with Pepsi Cola International and other senior roles with Pepsi in France and Scandanavia.


John Rishton (45) was appointed Chief Financial Officer of British Airways Plc in September 2001, having originally joined the airline in 1994 as Senior Vice-President USA. Prior to joining British Airways, John held senior finance roles with Ford in Spain and Portugal.


Peter Jacobs and Sir Ross Buckland will retire as non-executive directors at the conclusion of the Company's annual general meeting to be held on 30 January 2004. Peter Jacobs will be succeeded in his role as chairman of the audit committee by John Rishton.


Commenting on the Board changes, Gerry Robinson, Chairman of Allied Domecq, said, "I want to thank David, Peter and Ross for their contribution to the success of Allied Domecq over recent years. The company has benefited from their wisdom and sound guidance. I am happy to welcome John and Paul to the Board and I am looking forward to working with them."



                                      ends





Media enquiries:
Stephen Whitehead - 020 7009 3927
Director of Corporate Affairs, Allied Domecq PLC



Tim Robertson - 020 7930 0777
Cardew Chancery

Investor enquiries:
Peter Durman - 0117 978 5753
Director of Investor Relations, Allied Domecq PLC


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

20 October, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary